Lithium Argentina Closes Pastos Grandes Transaction with Ganfeng Lithium

VANCOUVER, British Columbia, Aug. 16, 2024 -- Lithium Americas (Argentina) Corp. (TSX/NYSE: LAAC) ("Lithium Argentina" or the "Company") is pleased to announce the completion of the previously announced agreement (the "Transaction") with a subsidiary of Ganfeng Lithium Co. Ltd. ("Ganfeng Lithium",) whereby Ganfeng Lithium acquired $70 million in newly issued shares of Proyecto Pastos Grandes S.A. ("PGCo"), the Company's wholly-owned Argentinian subsidiary holding the Pastos Grandes project ("Pastos Grandes") in Salta, Argentina, representing a 14.9% interest in PGCo and Pastos Grandes.

"The completion of this Transaction is an important step forward for the combined efforts of Lithium Argentina and Ganfeng Lithium in Argentina emphasizing the collaboration and shared commitment of both companies to innovate and responsibly progress the global clean energy transition," commented Sam Pigott, President and CEO of Lithium Argentina. "Proceeds from the Transaction will be used to strengthen our balance sheet, reduce short term debt at Caucharí-Olaroz and provide additional flexibility to support our future growth plans."

Pastos Grandes is a lithium brine development project acquired by the Company in early 2022 with the acquisition of Millennial Lithium Inc. The Project is in the same basin as the Sal de la Puna project (together, the "Pastos Grandes Basin"), adjacent to Ganfeng Lithium's Pozuelos-Pastos Grandes project ("PPG") and 100 km from the operating Caucharí-Olaroz project ("Caucharí-Olaroz") jointly owned and operated by Lithium Argentina and Ganfeng Lithium. Based on current analysis, the Company would expect that attractive fiscal incentives resulting from the approval of the Large Investments' Incentive Regime ("RIGI") in Argentina would apply to its longer-term regional development plans at Pastos Grandes and the Stage 2 expansion of Caucharí-Olaroz. The Company and Ganfeng Lithium continue advancing a regional development plan for PPG and the Pastos Grandes Basin with results expected around the end of 2024.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region.

The Company currently trades on the TSX and on the NYSE, under the ticker symbol "LAAC."

For further information contact:

Investor Relations
Telephone: +1 778-653-8092
Email: ir@lithium-argentina.com
Website: www.lithium-argentina.com

CURRENCY

All amounts are expressed in US dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-  looking information generally can be identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "propose," "potential," "targeting," "intend," "could," "might," "should," "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to the anticipated use of proceeds from the Transaction; the anticipated benefits of the Transaction; and the preparation and completion of a regional development plan and feasibility study for the Pastos Grandes Basin and PPG and availability of benefits related to RIGI.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual  results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: the ability the Company and Ganfeng Lithium to prepare and complete the regional development plan for the Pastos Grandes Basin and PPG; the availability of fiscal incentives for the Company under RIGI; the Company's ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company's competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company's operations; the impact of unknown financial contingencies, including litigation costs, on the Company's operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Company's projects, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of  technical data; anticipated timing and results of exploration, development and construction activities; the Company's ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company's mineral exploration and development properties; the impact of inflationary and other conditions on the Company's business and global mark; and accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since  forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company's actual results could differ materially from those anticipated in any forward-looking information as a result of risk factors, including, without limitation, the risk that the proceeds of the Transaction will not be used as contemplated; risk that the benefits of the Transaction will not be realized as anticipated, or at all; risk that the Company and Ganfeng Lithium will not be able to prepare and complete a regional development plan for the Pastos Grandes Basin and PPG as contemplated, or at all; risk that the Company will not receive fiscal incentives under RIGI as contemplated, or at all: and other risks factors contained in the Company's latest annual information form ("AIF"), management information circular,  management's discussion and analysis and other continuous disclosure documents (collectively, "Company Disclosure Documents"), all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the Company Disclosure Documents. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Disclosure Documents, all of which are available on SEDAR+ at www.sedarplus.ca.